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                                                           File Number 70-



SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549


Form U-1


DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935


By


CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

(Name of company filing this statement and address of principal executive offices)



Names and addresses of agents for service:


S. E. WILLIAMS, Senior Vice President
and General Counsel
Consolidated Natural Gas Company
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


N. F. CHANDLER, General Attorney
Consolidated Natural Gas Service Company, Inc.
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

       2                                              File Number 70-


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


FORM U-1

DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935




Item 1. Description of Proposed Transaction
        ___________________________________


	This Declaration is submitted in connection with the proposed merger (the "Merger") of Dominion Resources, Inc., a Virginia corporation and currently a holding company exempt from the registration requirements of the Public Utility Holding Company Act of 1935 (the "1935 Act") pursuant to
Section 3(a)(1) thereof and Rule 2 thereunder ("DRI"), and Consolidated Natural Gas Company, a Delaware corporation and a registered holding company under the 1935 Act ("CNG"), pursuant to the Agreement and Plan of Merger dated as of February 19, 1999, as amended and restated as of March 31, 1999, by and between DRI and CNG (the "Merger Agreement").

	Pursuant to the Merger Agreement, a wholly owned subsidiary of DRI will merge with and into CNG in a transaction in which CNG will be the surviving corporation. As a result of the Merger and the other transactions contemplated by the Merger Agreement, CNG will become a direct subsidiary of DRI, and CNG will remain a registered holding company. Alternatively, CNG may be merged directly into DRI in a transaction in which DRI will be the surviving corporation. Following the Merger in whichever form, DRI will register as a holding company pursuant to


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Section 5 of the 1935 Act.  The Merger is subject to a number of conditions, including the approval of the Commission under the 1935 Act and other regulatory approvals.

	On April 5, 1999, a Form S-4 Registration Statement, Registration No. 333-75669, was file with the Commission under the Securities Act of 1933.
The Form S-4 also files under the Securities Exchange Act of 1934, the joint preliminary proxy statement and other proxy solicitation material of DRI and CNG proposed to be used with respect to their respective shareholder meetings at which the Merger will be present for stockholder approval. Also on April 5, 1999, a Form U-1 Application-Declaration, File No. 70-9477, was filed by DRI and CNG with the Commission seeking approval of the Merger under the 1935 Act.

	Both DRI and CNG anticipate their respective shareholder meetings will be held substantially simultaneously in June of 1999. The final date of the meetings will be established when the proxy material becomes effective and the companies prepare to mail. At the DRI special meeting, shareholders of DRI will be asked to approve the Merger and an amendment to the DRI Articles of Incorporation to increase the authorized common shares from 300,000,000 to 500,000,000. Both items requires approval by a majority of the votes present at the DRI special meeting. At the CNG special meeting, shareholders will be asked to approve the Merger.
Approval of the Merger requires the affirmative vote of a majority of the outstanding shares of CNG common stock.

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	CNG currently intends to mail definitive proxy materials to its shareholders at least 30 days prior to the scheduled special meeting date. Accordingly, CNG respectfully requests that the Commission grant it authority to provide its shareholders with such proxy materials in their definitive form (the "Solicitation").


Item 2. Fees, Commissions and Expenses.
        _______________________________


	The estimate of the approximate amount of fees and expenses payable in connection with the Solicitation is as follows:

Counsel fees                           $ 25,000
Proxy solicitation firm                  20,000
Printing expenses                       160,000
Service company fees                     15,000
Miscellaneous                            10,000
                                       ________

Total                                  $230,000
                                       ========


Item 3. Applicable Statutory Provisions.
        ________________________________


	Section 12(e) of the 1935 Act provides that any solicitation of any proxy regarding any security of a registered holding company shall be unlawful if made in contravention of such rules as may be promulgated by the Commission. The Commission has promulgated Rule 62 under the 1935 Act, which provides that no such solicitation shall be made except pursuant to a Declaration with respect to such solicitation which has become effective.


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This Declaration is being filed by CNG with respect to the proposed
Solicitation in accordance with Rule 62.



Item 4. Regulatory Approval.
        ____________________

	No state regulatory authority and no Federal regulatory authority, other than the Commission, have jurisdiction over the proposed
Solicitation.


Item 5. Procedure.
        __________

	In order to enable CNG to promptly distribute solicitation materials for proxies, it is requested that the Commission issue and publish not later than April 25, 1999 a notice with respect to the filing of this Declaration and, concurrently therewith, enter an appropriate order granting and permitting this Declaration to become effective at the earliest convenient date.

	No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be



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no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6. Exhibits and Financial Statements.
        __________________________________

(a) Exhibits.

	Exhibit A-1  Restated Certificate of Incorporation of CNG.
                   (Incorporated by reference to Exhibit A-1 to Form U-1,
                    File No. 70-7811)

Exhibit A-2  Amendment, dated May 31, 1996, to Exhibit A-1.
             (Incorporated by reference to Exhibit 4(B) to the Form
              S-3 Registration Statement, Registration No. 333-10869)

Exhibit A-3  Bylaws of CNG, last amended May 19, 1998.
             (Incorporated by reference to Exhibit 3B to CNG's Form
              U5S for the year ended December 31, 1998, File No.
              1-3196)

Exhibit B-1  Preliminary Proxy Materials of CNG.
             (Incorporated by reference to Form S-4, Registration No.
              333-75669)

Exhibit B-2  Merger Agreement between DRI and CNG.
             (Incorporated by reference to Annex A to Exhibit B-1)





Item 7. Environmental Effects.
        ______________________


	The proposed Solicitation does not involve major Federal action having a significant effect on the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed Solicitation.



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SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                  CONSOLIDATED NATURAL GAS COMPANY



                                  By  D.M. Westfall
                                      Senior Vice President,
                                      Nonregulated Business and
                                      Chief Financial Officer








Date: April 13, 1999